Exhibit 99.1

BW LPG signs MOA to sell two VLGCs to BW LPG India

Singapore, 31 March 2025

BW LPG Limited (“BW LPG”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) has signed a Memorandum of Agreement (MOA) with BW LPG India to sell two vessels acquired in the recent Avance Gas transaction – BW Pampero and BW Chinook to BW LPG India (the ‘transaction’) at a price of approximately USD 75 million per vessel to ensure further expansion and fleet renewal in the Indian market. The delivery of the two vessels is expected in Q3 2025.

BW LPG India currently owns and operates India’s largest fleet of Very Large Gas Carriers (VLGCs), comprising seven ships, after the recently announced sale of BW Cedar. The transaction will renew and grow the fleet and further enlarge BW LPG India’s footprint in India. Taking over two vessels built in 2015 will not only result in fleet expansion but also in fleet renewal which comes at an opportune time with continued growth in India’s LPG demand.

BW LPG India’s fleet is Indian-flagged and Indian-operated to facilitate business transactions in alignment with the Atmanirbhar Bharat scheme (translated as self-reliant India). It is the youngest and largest fleet in India, accounting for import of approximately 20% of LPG into India.

BW LPG India was established as a joint venture in 2017 between BW LPG Limited and Global United Shipping and is headquartered in Chennai. In 2021, Maas Capital Shipping B.V. acquired a minority stake of 42% in BW LPG India, with BW LPG currently holding 52% of the shares.

Mr. Kristian Sørensen, CEO of BW LPG, adds: “With BW Pampero and BW Chinook we add modern quality tonnage and more capacity to our Indian-flagged fleet. We see tremendous potential in the country and are proud to participate in the continued growth of the Indian LPG market. We would like to thank our partners, Mass Capital and Global United Shipping, for their trust and collaboration, and for partaking in sustained fleet renewal.”

The transaction of BW Pampero and BW Chinook reflects BW LPG’s strategy to right-size and renew its fleet in growing markets. BW LPG leverages on its strong commercial platform and continues to grow its Indian fleet to support the country’s energy transition while weathering any geopolitical uncertainties.

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping and experienced seafarers and staff, BW LPG offers a flexible and reliable service to customers. More information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

investor.relations@bwlpg.com